Filed Pursuant to Rule 433
Registration Statement No. 333-139693
September 28, 2007

The depositor has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”). The depositor has filed or will file with the SEC a prospectus supplement and any issuer free-writing prospectus with respect to this offering (together with the registration statement and prospectus, the “Offering Documentation”). Before you invest, you should read the prospectus in that registration statement and other documents relating to this offering that the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get the Offering Documentation (when completed) for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the Offering Documentation from Lehman Brothers Inc., 745 Seventh Ave., New York, NY, 10019, Attn: Asset Backed Fixed Income Syndicate or by calling 1-800-666-2388, extension 59519.

This free writing prospectus is not required to contain all information that is required to be included in the base prospectus and the prospectus supplement.

The information in this free writing prospectus, if conveyed prior to the time of your commitment to purchase, supersedes information contained in any prior similar free writing prospectus relating to these securities.

Final Terms of the Offered Certificates

The certificates consist of the classes of certificates listed in the tables below, together with the Class P, Class X, Class LT-R and Class R Certificates. Only the classes of certificates listed in the tables below are offered by this prospectus supplement.

Class	Class Principal or Notional Amount(1)	Initial Interest Rate(2)	Interest Rate Formula or Interest Rate (on or until related Initial Optional Termination Date)(3)(5)	Interest Rate Formula or Interest Rate (after related Initial Optional Termination Date)(4)(5)	Principal Type	Interest Type	Initial Certificate Ratings
							S&P(7)	Moody’s(7)	Fitch(7)
A1	$527,987,000	5.931%	LIBOR plus 0.800%	LIBOR plus 1.600%	Senior	Variable Rate	AAA	Aaa	AAA
AIO	(6)	1.750%	1.750%	1.750%	Senior Notional/Interest-Only	Fixed Rate	AAA	Aaa	AAA
M0	$45,761,000	6.231%	LIBOR plus 1.100%	LIBOR plus 2.200%	Subordinated	Variable Rate	AAA	NR	AAA
M1	$44,703,000	6.381%	LIBOR plus 1.250%	LIBOR plus 1.875%	Subordinated	Variable Rate	AA+	NR	AA+
M2	$17,600,000	6.631%	LIBOR plus 1.500%	LIBOR plus 2.250%	Subordinated	Variable Rate	AA	NR	AA+
M3	$6,687,000	6.881%	LIBOR plus 1.750%	LIBOR plus 2.625%	Subordinated	Variable Rate	AA-	NR	AA
M4	$8,095,000	7.131%	LIBOR plus 2.000%	LIBOR plus 3.000%	Subordinated	Variable Rate	A+	NR	AA-
M5	$6,687,000	7.131%	LIBOR plus 2.000%	LIBOR plus 3.000%	Subordinated	Variable Rate	A	NR	A+
M6	$5,631,000	7.131%	LIBOR plus 2.000%	LIBOR plus 3.000%	Subordinated	Variable Rate	A-	NR	A
M7	$5,631,000	7.131%	LIBOR plus 2.000%	LIBOR plus 3.000%	Subordinated	Variable Rate	BBB+	NR	A-
M8	$4,218,000	7.131%	LIBOR plus 2.000%	LIBOR plus 3.000%	Subordinated	Variable Rate	BBB	NR	BBB+

(1)	These balances are approximate as described in this prospectus supplement.
(2)	Reflects the interest rate as of the September 28, 2007 closing date.
(3)
Reflects the interest rate formula up to and including the earliest possible distribution date on which the master servicer has the option to purchase the mortgage loans, as described in the prospectus supplement under “Description of the Certificates—Optional Purchase of the Mortgage Loans.”

(4)
Reflects the interest rate formula beginning on the distribution date following the initial optional termination date if the option to purchase the mortgage loans is not exercised by the master servicer at the earliest possible distribution date, as described in the prospectus supplement under “Description of the Certificates—Optional Purchase of the Mortgage Loans.”

(5)
Subject to the applicable net funds cap (other than the Class AIO Certificates), as described in the prospectus supplement under “Summary of Terms—The Certificates—Payments on the Certificates—Interest Payments.”

(6)
The Class AIO Certificates are interest-only certificates; they will not be entitled to payments of principal and will accrue interest up to and including the distribution date in July 2012 on a notional amount equal to the class principal amount of the Class A1 Certificates. After the distribution date in July 2012, the Class AIO Certificates will no longer be entitled to payments of any kind. The initial notional amount for the first distribution date will equal $527,987,000.

(7)	The designation “NR” means that the specified rating agency will not publicly rate the certificates of that class.

The offered certificates will also have the following characteristics:

Class	Record Date(1)	Delay/Accrual Period(2)	Interest Accrual Convention	Final Scheduled Distribution Date(3)	Expected Final Distribution Date(4)	Minimum Denominations(5)	Incremental Denominations	CUSIP Number
A1	DD	0 day	Actual/360	October 25, 2037	September 25, 2015	$25,000	$1	52525P AA9
AIO	CM	24 day	30/360	July 25, 2012	July 25, 2012	$1,000,000(6)	$1	52525P AC5
M0	DD	0 day	Actual/360	October 25, 2037	September 25, 2015	$25,000	$1	52525P AP6
M1	DD	0 day	Actual/360	October 25, 2037	September 25, 2015	$100,000	$1	52525P AD3
M2	DD	0 day	Actual/360	October 25, 2037	September 25, 2015	$100,000	$1	52525P AE1
M3	DD	0 day	Actual/360	October 25, 2037	September 25, 2015	$100,000	$1	52525P AF8
M4	DD	0 day	Actual/360	October 25, 2037	September 25, 2015	$100,000	$1	52525P AG6
M5	DD	0 day	Actual/360	October 25, 2037	September 25, 2015	$100,000	$1	52525P AH4
M6	DD	0 day	Actual/360	October 25, 2037	September 25, 2015	$100,000	$1	52525P AJ0
M7	DD	0 day	Actual/360	October 25, 2037	September 25, 2015	$100,000	$1	52525P AK7
M8	DD	0 day	Actual/360	October 25, 2037	September 25, 2015	$100,000	$1	52525P AL5

(1)
DD = For any distribution date, the close of business on the business day immediately before that distribution date.
CM = For any distribution date, the last business day of the month immediately preceding the month in which such distribution date occurs.

(2)
0 day = For any distribution date, the interest accrual period will be the period beginning on the immediately preceding distribution date (or on September 25, 2007 for the first interest accrual period) and ending on the day immediately preceding the related distribution date.
24 day = For any distribution date, the interest accrual period will be the calendar month immediately preceding the related distribution date.

(3)
The final scheduled distribution date for the offered certificates (other than the Class AIO Certificates) is based upon the first distribution date following the month of the last scheduled payment of the latest maturing mortgage loan, as further described in the prospectus supplement. For the Class AIO Certificates, the final scheduled distribution date is based upon the last distribution date on which such certificates are entitled to receive distributions of any kind.

(4)
The expected final distribution date, based upon (a) a constant prepayment rate of 25% per annum, as described in the prospectus supplement under “Yield, Prepayment and Weighted Average—Weighted Average Life,” (b) the modeling assumptions used in the prospectus supplement, as described under “Yield, Prepayment and Weighted Average Life—Weighted Average Life” and (c) assuming the option to purchase the mortgage loans is exercised by the master servicer at the earliest possible distribution date, as described in the prospectus supplement under “Description of the Certificates—Optional Purchase of the Mortgage Loans.” The actual final distribution date for each class of offered certificates may be earlier or later, and could be substantially later, than the applicable expected final distribution date listed above.

(5)	With respect to initial European investors only, the underwriter will only sell offered certificates in minimum total investment amounts of $100,000.
(6)	Notional amount.